SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Unique Logistics International, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

90917G107
(CUSIP Number)

January 28, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X]Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90917G107	13G	Page 2 of 9 Pages

1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Maple Leaf Capital Management LLC, 52-2104785
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER

39,714,646 (1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER

39,714,646 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,714,646 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%
12	TYPE OF REPORTING PERSON (see instructions)

OO

(1)As more fully described in Item 4, the number of shares beneficially owned includes 437,712,668 shares of Common Stock to be issued upon the conversion or exercise, as applicable, of the Series A Convertible Preferred Stock, the Common Stock purchase warrant, and/or the 10% Secured Subordinated Convertible Promissory Notes held by the Reporting Persons, which reflects the Blockers.

CUSIP No. 90917G107	13G	Page 3 of 9 Pages

1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Trillium Partners LP, 52-2104789
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER

39,714,646 (1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER

39,714,646 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,714,646 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%
12	TYPE OF REPORTING PERSON (see instructions)

OO

(1)As more fully described in Item 4, the number of shares beneficially owned includes 437,712,668 shares of Common Stock to be issued upon the conversion or exercise, as applicable, of the Series A Convertible Preferred Stock, the Common Stock purchase warrant, and/or the 10% Secured Subordinated Convertible Promissory Notes held by the Reporting Persons, which reflects the Blockers.

CUSIP No. 90917G107	13G	Page 4 of 9 Pages

1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stephen M. Hicks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER

39,714,646 (1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER

39,714,646 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,714,646 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%
12	TYPE OF REPORTING PERSON (see instructions)

IN

(1)As more fully described in Item 4, the number of shares beneficially owned includes 437,712,668 shares of Common Stock to be issued upon the conversion or exercise, as applicable, of the Series A Convertible Preferred Stock, the Common Stock purchase warrant, and/or the 10% Secured Subordinated Convertible Promissory Notes held by the Reporting Persons, which reflects the Blockers.

CUSIP No. 90917G107	13G	Page 5 of 9 Pages

Item 1(a). Name of Issuer:

Unique Logistics International, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 154-09 146th Ave, Jamaica, NY 11434.

Item 2(a). Names of Persons Filing:

This statement is filed by:

(i)	Maple Leaf Capital Management LLC, a Delaware limited liability company (“Maple Leaf”);

(ii)	Trillium Partners, LP, a Delaware limited partnership (“Trillium”); and

(iii)	Stephen M. Hicks (“Mr. Hicks”).

The foregoing persons are hereinafter sometimes individually referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 90 Grove Street, Ridgefield, CT 06877

Item 2(c). Citizenship:

Maple Leaf is a limited liability company organized under the laws of Delaware. Trillium is a limited partnership organized under the law of Delaware. Mr. Hicks is a citizen of Canada.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which this statement relates is the Common Stock of the Issuer, $0.001 par value per share (the “Common Stock”).

Item 2(e). CUSIP Number:

90917G107

CUSIP No. 90917G107	13G	Page 6 of 9 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G and is incorporated herein by reference. The ownership percentages reported are based on (i) 357,829,365 shares of Common Stock outstanding as of February 5, 2021 as set forth in the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission on February 16, 2021, and (ii) 39,714,646 shares of Common Stock issuable upon exercise or conversion, as applicable, of the Series A Convertible Preferred Stock (the “Preferred Stock”), the Common Stock purchase warrant (the “Warrant”), and/or the 10% Secured Subordinated Convertible Promissory Notes (the “Notes”), each held by the Reporting Persons.

The Preferred Stock contains beneficial ownership limitations, which limit the Reporting Person’s right to convert such Preferred Stock if the Reporting Person, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. The Warrant and the Notes do not contain beneficial ownership limitations limiting the Reporting Person’s right to exercise or convert, as applicable, such Warrant or Notes in the event that its beneficial ownership would exceed 4.99%, but limit its right to exercise or convert the Warrant or Notes if any exercise or conversion would result in it beneficially owning more than 9.99% of the Company’s outstanding shares of Common Stock. Therefore, the Reporting Person’s beneficial ownership of the Company’s Common Stock cannot exceed 9.99% of the Company’s outstanding shares of Common Stock.

As of April 8, 2021, the Reporting Persons are the beneficial owner 39,714,646 shares (the “Shares”) of Common Stock issuable upon the conversion or exercise of the Preferred Stock, the Warrant, and/or the Notes. The Reporting Person has the power to dispose of and the power to vote the Shares beneficially owned by it.

Trillium has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its general partner, Maple Leaf, and its manager, Mr. Hicks. Maple Leaf and Mr. Hicks have shared power to vote and/or dispose of the Shares beneficially owned by Trillium. Neither Maple Leaf nor Mr. Hicks directly owns any shares of Common Stock of the Issuer. By reason of the provisions of Rule 13d-3 of the Act, each of Maple Leaf and Mr. Hicks may be deemed to beneficially own the Shares beneficially owned by Trillium.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ] .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 90917G107	13G	Page 7 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 90917G107	13G	Page 8 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2021	MAPLE LEAF CAPITAL MANAGEMENT LLC

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager of GP

TRILLIUM PARTNERS LP

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title	Manager

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks

CUSIP No. 90917G107	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: April 8, 2021	MAPLE LEAF CAPITAL MANAGEMENT LLC

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager of GP

TRILLIUM PARTNERS LP

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title	Manager

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks